CARNOT COMPRESSION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

CARNOT COMPRESSION, INC.

BALANCE SHEETS

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 37,721	$ 43,008
Accounts receivable—net	34,209	77,938
Inventory	18,543	18,543
Total current assets	**90,473**	**139,489**
Intangible assets, net	399,034	414,957
Security deposit	1,697	1,697
Total other assets	**400,731**	**416,654**
Total assets	**$ 491,203**	**$ 556,143**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	138,907	131,898
Credit card	104,234	106,384
Line of credit	32,108	31,903
Promissory note	252,520	327,327
Due to owners	194,160	130,156
Deferred revenue	40,000	40,000
Other current liabilities	1,055,121	850,084
Total current liabilities	**1,817,050**	**1,617,752**
Total liabilities	**1,817,050**	**1,617,752**
SHAREHOLDERS' EQUITY		
Common stock	1,139	1,139
Additional paid In capital	2,050,082	2,050,082
Equity crowdfunding- common stock	67	67
Accumulated deficit	(3,377,134)	(3,112,897)
Total shareholders' equity	**(1,325,847)**	**(1,061,609)**
Total liabilities and shareholders' equity	**$ 491,203**	**$ 556,143**

CARNOT COMPRESSION, INC.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net revenue	$ 520,221	$ 681,507
Cost of goods sold	16,844	32,632
Gross profit	503,377	648,875
Operating expenses		
General and administrative	713,042	737,628
Sales and marketing	5,197	30,462
Total operating expenses	718,239	768,090
Operating loss	(214,862)	(119,215)
Interest expense	48,575	50,568
Gain/ loss of disposal of asset	-	
Loan forgiveness	-	
Other loss	800	800
Total other loss	(49,375)	(51,368)
loss before provision for income taxes	(264,237)	(170,583)
Net loss	**$ (264,237)**	**$ (170,583)**

CARNOT COMPRESSION, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2024 and 2023

(USD $ in Dollars)

(in , $US)	Memebrs' Equity	Common Stock		Equity Crowdfunding - Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
		Shares	Amount	Shares	Amount			
Balance—December 31, 2022	-	11,388,520	1,139	679,183	67	1,993,079	$ (2,942,314)	$ (564,835)
Capital raised on Crowdfunding						57,002		$ 57,002
Shared Based Compensation						-		$ -
Net income/(loss)							(170,583)	(170,583)
Balance—December 31, 2023		11,388,520	1,139	679,183	67	2,050,082	(3,112,897)	(678,415)
Capital raised on Crowdfunding								
Net income/(loss)							(264,237)	(264,237)
Balance—December 31, 2024		11,388,520	1,139	679,183	67	2,050,082	(3,377,134)	(942,653)

CARNOT COMPRESSION, INC.
STATEMENTS OF CASH FLOWS

(USD $ in Dollars)		2024		2023
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(264,237)	$	(179,662)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		
Amortization of intangibles		27,160		25,997
Share based compensation		-		
Changes in operating assets and liabilities:				
Accounts receivable		43,729		10,892
Inventory		-		
Accounts payable and accrued expenses		7,011		(26,868)
Credit cards		(2,151)		(5,530)
Other current liabilities		184,800		221,587
Net cash provided/(used) by operating activities		**(3,689)**		**46,416**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of intangible assets		(12,011)		(30,493)
Net cash used in investing activities		**(12,011)**		**(30,493)**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of credit		205		10
Borrowing on shareholder loan		64,004		32,602
Repayment of promissory note		(74,807)		(69,482)
Capital raised on crowdfunding				57,002
Net cash provided by financing activities		**(10,599)**		**20,133**
Change in cash		(26,299)		36,056
Cash—beginning of year		64,020		27,964
Cash—end of year	$	**37,721**	$	**64,020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	48,575	$	46,878

1.   NATURE OF OPERATIONS

Carnot Compression, Inc formerly known as Carnot Compression LLC, was originally formed on February 19, 2014 in the state of Delaware. On May 11, 2020, the filed a Certificate of Conversion to convert from a Delaware limited liability company to a Delaware C Corporation. The financial statements of Carnot Compression Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company has executed this Certificate of Conversion on May 11, 2020 and convert from the Limited Liability Company from a Delaware limited liability company to a Delaware corporation. The Company's headquarters are located in Scotts Valley, California.

Carnot Compression Inc. is engaged in developing and commercializing a proprietary, highly disruptive isothermal gas compression technology. The Company's technology addresses a very significant global energy challenge. Compression applications are widespread among industrial, commercial, and residential customers including industrial air and gas compression, compressed natural gas (CNG), refrigeration, and within air conditioning. Despite the widespread need for compression, the current state of the art technology is often energy inefficient, and for many applications very costly, with the heat of compression playing a major role in operating costs. For industrial air compressors, it is estimated that as much as 90% of the energy input to compress air is lost, primarily due to the heat of compression. In addition to driving up energy usage, the heat of compression also causes wear on component parts, necessitates multiple compression stages to achieve high pressure ratios, and leads to added costs for cooling for many applications. The Company's technology solves the heat of compression problem by isothermally compressing a gas/liquid emulsion in a rotating housing. The Company has a roadmap to achieving significant efficiency improvements across a variety of compression use cases

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company currently has multiple issued and pending patents for the technology that has been created and developed, all of which are in varying stages. All legal fees associated with the filing of these patents are being capitalized. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

The Company capitalizes its software development costs which will be amortized over the expected period to be benefited, which may be as long as five years.

Income Taxes

Carnot Compression, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence ofa contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from commercializing a proprietary, highly disruptive isothermal gas compression technology.

Cost of Goods Sold

The Company's cost of goods sold consist of direct labor and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2024 and December 31, 2023 amounted to $5,197 and $30,462, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2025 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Inventory	$ 18,543	$ 18,543
Total Inventory	$ 18,543	$ 18,543

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Deferred Payroll	$ 1,055,121	$ 850,084
Total Other Current Liabilities	$ 1,055,121	$ 850,084

5. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Computer equipment	$ 12,941	$ 12,941
Property and Equipment, at Cost	12,941	12,941
Accumulated depreciation	(12,941)	(12,941)
Property and Equipment, Net	$ (0)	$ (0)

Depreciation expense for property and equipment for the fiscal year ended December 31, 2024 and 2023 was in the amount of $0 and $0 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of Year Ended December 31,		2024		2023
Software License		23,304		23,304
Capitalized patent costs		514,455		502,445
Intangible assets, at cost	$	**537,759**		**525,749**
Accumulated amortization		(138,725)		(110,792)
Intangible assets, Net	$	**399,034**	$	**414,957**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2024 and 2023 was in the amount of $27,160 and $25,997 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense
2024	20,748.00
2025	20,748.00
2026	20,748.00
2027	20,748.00
Thereafter	316,041.52
Total	**399,033.52**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares class A, with par value of 0.0001. As of December 31, 2024, 12,491,042 shares and 12,067,703 shares of Common Stock, have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024
Expected life (years)	5.00
Risk-free interest rate	4.00%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	500,000	$ -	-
Granted	600,000	$ 1.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,100,000	$ 1.00	4.20
Exercisable Options at December 31, 2022	1,100,000	$ 1.00	4.20
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	1,100,000	$ 1.00	3.20
Exercisable Options at December 31, 2023	1,100,000	$ 1.00	3.20
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2024	1,100,000	$ 1.00	2.20
Exercisable Options at December 31, 2024	1,100,000	$ 1.00	2.20

Stock option expense for the years ended December 31, 2024 and 2023 were $0 and $0, respectively.

9.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes and loans agreements. The details of the Company's loans, notes, and terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2024					For the Year Ended December 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Santa Cruz Country Bank- Promissory Note	$ 450,000	7.00%	Fiscal Year 2022	TBD	23,792	23,792	95,058	157,462	252,520	25,576	25,576	95,058	232,269	327,327
Total					$ 23,792	$ 23,792	$ 95,058	$ 157,462	$ 252,520	$ 25,576	$ 25,576	$ 95,058	$ 232,269	$ 327,327

Line of Credit

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $32,400. The interest rate is 10.25% per annum. The total outstanding balance as of December 31, 2024 and December 31, 2023 was $32,108 and 31,903, respectively. The entire balance is classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (264,237)	$ (170,583)
Valuation Allowance	264,237	170,583
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (264,237)	$ (170,583)
Valuation Allowance	264,237	170,583
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2014. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,626,971 and the Company had state net operating loss ("NOL") carryforwards of approximately $881,998. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

As of December 31, 2024, the company owed $69,130 to Hans Shillinger for unreimbursed expenses and, $25,030 to Sean Kilgrow, $38,000 to Larry Leis, and $49,500 to Wayne Hagan for capital infusions.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 2018, the Company entered into an office lease agreement with Turner Land Company, LP in the amount of $1,348 per month for base rent and common area operating expenses in the amount of $ 348 for the period 2/1/2019 to 2/28/2019. The lease commenced on February 1, 2019 and expired on January 31, 2020. After the lease expired, the company entered into a month-to-month lease basis.

Rent expense was in the amount of $26,483 and $24,494 as of December 31, 2024 and December 31, 2023 respectively

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through April 21, 2025 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $264,237, an operating cash flow loss of $3,689 and liquid assets in cash of $37,721, which less than a year worth of cash reserves as of December 31, 2024. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund a substantial portion of operating costs from EPC 21-017, the California Energy Commission (CEC) grant. Additional funding may come through product revenue from pilot projects as well as through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.